NAME OF REGISTRANT: FirstEnergy Corp.

NAME OF PERSON RELYING ON EXEMPTION:
Nathan Cummings Foundation, Inc.
ADDRESS OF PERSON RELYING ON EXEMPTION:
475 Tenth Avenue, 14th Floor, New York, NY 10018.

     Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues

Dear FirstEnergy Shareowner:

We write to you as long-term shareholders in FirstEnergy Corporation (FE) and sponsors of the lobbying disclosure proposal that you will be asked to vote on at the Company’s May 17, 2016 annual meeting.

We urge you to vote FOR Proposal 6 Regarding Disclosure of Lobbying Expenditures

Proposal 6 asks FE to prepare and annually update a report disclosing its policy and procedures governing both direct and indirect lobbying and grassroots lobbying communications as well as payments for direct and indirect lobbying and grassroots lobbying communications. It also requests disclosure of FE’s membership in and payments to tax-exempt organizations that write and endorse model legislation. FirstEnergy previously committed to greater transparency around its political spending, including spending done through trade associations, but has not fulfilled its commitment.i

We believe that inadequate disclosure by FE, combined with its active lobbying against the Clean Power Plan, present significant risks to investors. Instead of diversifying away from coal, FE appears to be investing resources to subvert public policies that address climate change and pursuing business strategies that are subject to reversals by regulators. We are concerned about the impact of this strategy on the Company’s business because of the risk that regulation will decrease demand for uncompetitive power plants, as evidenced by last week’s federal ruling on FE generation plants in Ohio. FE shares dropped ten percent the following day (“FirstEnergy Shares Hammered by Federal Regulatory Order,” The Street, April 28, 2016). By using its money and influence to undermine U.S. commitments to address climate change, FE appears to be pursuing policies that could jeopardize both our investment in FE and our overall investment portfolio.

FirstEnergy’s expenditures are high and transparency is low

Of the top 25 electric utilities in the U.S., FE has the second highest level of political spending relative to revenues according to a new report by The Investor Responsibility Research Center Institute (IRRCI).ii The Center for Political Accountability ranks FE 22nd of 25 utilities in transparency around political spending.iii FirstEnergy spent over $2 million lobbying the federal government in 2015.iv In addition, the Company had 67 active state-level lobbyists in five states.v

FirstEnergy belongs to organizations litigating against the Clean Power Plan

Institutional investors with assets totaling $24 trillion recognize that climate change presents a significant risk to investment portfolios and have collectively called on world leaders to adopt and implement the Paris Agreement (see http://investorsonclimatechange.org/paris-agreement/). The Clean Power Plan (CPP) is fundamental to fulfilling the commitments made by the U.S. The IRRCI report identifies FE as a member of the Utility Air Regulatory Group (UARG), which is litigating against the CPP. FE is a member of trade associations that are themselves members of other organizations petitioning to stop the CPPvi. FE has hired Hunton & Williams as a lobbyist; that firm in turn is counsel to UARG.vii

We believe that FirstEnergy’s lobbying efforts constitute an ineffective and risky strategy

Recent developments in Ohio, where FE has significant operations and conducts lobbying activities, illustrate the problems with FE’s strategy. Ohio does not require comprehensive lobbying disclosure.viii However, a recent article described FE’s lobbying to freeze energy efficiency mandates in Ohio and prevent demand-based pricing as an attempt to "double down on coal" ("Ohio Coal Plants Want Regulators to Keep Them Alive -First Energy, a utility in Akron, is making a risky bet on the past," Bloomberg, August 27, 2015).

After an extensive lobbying effort, the Public Utilities Commission of Ohio (PUCO) on March 31 provided FirstEnergy with purchase agreements to continue buying power at above-market prices from FirstEnergy's coal and nuclear power plants, at an estimated cost of $4 billion to consumers.ix However, the strategy was ultimately unsuccessful. Less than a month later, the Federal Energy Regulatory Commission (FERC) overturned the PUCO decision. As a result, FE was downgraded by several analysts and the stock price dropped ten percent in one day.x Moody's revised the outlook on FE debt to negative from stable as a result of the ruling.xi

We urge you to vote FOR Item #6, the shareholder proposal requesting a report on the Company’s lobbying expenditures.

Sincerely,

Laura Campos

Director of Shareholder Activities The Nathan Cummings Foundation

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; The Nathan Cummings Foundation is not able to vote your proxies, nor does this communication contemplate such an event. The Nathan Cummings Foundation urges shareholders to vote for Item number 6 following the instructions provided on management's proxy mailing.

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i Form PX14A6N filed by Green Century Capital Management, Inc., April 9, 2015. Available at https://www.sec.gov/Archives/edgar/data/1031296/00012146591500297 0/n49150px14a6g.htm.

ii The Top 25 U.S. Electric Utilities: Climate Change, Corporate Governance and Politics; Sustainable Investments Institute; April 14, 2016. Available at http://irrcinstitute.org/reports/the-top-25-u-s-electric-utilities-climate-change-corporate-governance-and-politics/

 iii The 2015 CPA-Zicklin Index of Corporate Political Disclosure and Accountability; Center for Political Accountability et al; October 8, 2015. Available at http://files.politicalaccountability.net/index/CPA-Zicklin_Index_ Final_with_links.pdf

 iv Open Secrets.org report, http://www.opensecretslorg/lobby/blientlbs.php?id=D000000531&year +2015

v National Institute on Money in State Politics, at http://www.followthemoney.org/entity-details?eid=3728

vi FE is a member of the American Coal Council, which in turn is a member of the Naitonal Mining Association, a petitioner against the CPP. FE is a member of the Edison Electric Institute, which has made payments to the US Chamber of Commerce, part of the lawsuit against the EPA. FE is a member of the Electric Reliability Coordinating Council, which has paid millions to law firm Bracewell & Giuliani, counsel for the American Coalition for Clean Coal Electricity, another petitioner.

vii http://littlesis.org/maps/872-lawyers-suing-the-epa-over-clean-power-plan

viii http://sunlightfoundation.com/blog/2015/08/12/ how-transparent-is-your-states-lobbying-disclosure/

ix http:// ieffa.org/wp-content/uploads/2016/04/2/4-Billion-Bailout-in-the-Buckeye-State-FirstEnergy-Plan-Will-Cost-Customers-for-Years-to-Come-_Feb-2016.pdf

x The Street, op. cit.

xi Moody’s Investors Service, "Rating Action: Moody's revises outlook on FirstEnergy Corp and merchant subsidiaries to negative following FERC order," April 28, 2016 at https://moodys.com/research/Moodys-revises-outlook-on-FirstEnergy-Corp-and-merchant-subsidies-to–PR_348041">https://moodys.com/research/Moodys-revises-outlook-on-FirstEnergy-Corp-and-merchant-subsidies-to–PR_348041